UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of February 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 8th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Reports Heaphy-1 Abandonment

Wellington, New Zealand –February 8, 2006 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX: AEN)

The Heaphy-1 exploration well in PEP 38746 (Austral 66.7%) is now being plugged and abandoned. The well was drilled to a depth of 1450m (4760 feet) and encountered good reservoir quality sandstones at the predicted target levels. Given, the absence of any significant hydrocarbon indications, the decision was made to plug and abandon the well. These operations are now in progress, after which the rig will demobilize from site.

Drilling operations in New Zealand will now be discontinued until late March, when work-over operations on Cheal wells will be conducted as part of Cheal oil field development. Subsequently, the Ratanui-1 exploration well will be drilled along trend from the Supplejack gas discovery in PEP 38741, and further Cheal appraisal wells will be drilled. Also under consideration for the first half of 2006 is Kahili-2, to target the Tariki Sands updip from the Kahili-1A well.

Preparation for the Brecon 3D seismic survey is now underway. This survey, covering 80 sq km (20,000 acres) covering the Cardiff and Cheal structures and contiguous areas, will be acquired in April. This will be tied to adjacent 3D seismic surveys, and used to identify further development locations on Cardiff and Cheal, and further exploration targets along this oil and gas prone trend.

The Coral Sea rig has now arrived in Papua New Guinea, and later this week will be moved by motorized barge out of Port Moresby to the staging area on the Strickland River, from where it will be heli-lifted to the Douglas-1 site. The Douglas-1 exploration well is scheduled to commence drilling in mid March. An independent resource review by international consultants Scott-Pickford is now available, which provides an encouraging evaluation of this large structure.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Tel: +64 (4) 476-2717

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.